SCIO Diamond Technology Corporation
411 University Ridge, Suite D
Greenville, South Carolina 29601
 (864) 751-4880

July 2, 2012

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Linda Cvrkel, Branch Chief

Re:         Scio Diamond Technology Corporation
Form 10-K for the Year Ended March 31, 2011
Filed June 21, 2011
Form 10-Q for the Quarter Ended December 31, 2011
Filed February 14, 2012
File No. 333-166786

Ms. Cvrkel:

On behalf of Scio Diamond Technology Corporation (the “Company”), this letter responds to the letter dated June 18, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2011 and its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011.  The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.  As requested, we will comply with all of the additional disclosures in future filings with the Staff.

Comment Letter dated June 18, 2012

Form 10-Q for Quarter ended December 31, 2011

Notes to the Financial Statements

Note 2. Asset Purchase, page 10

1.      We note from your response to our prior comment one that you believe that the useful life of the reactors is indefinite until such time as the production and effective commercialization of the production of the reactors occurs or is more definite.  We also note that you plan to reassess or redetermine the useful lives of such assets on an annual basis.  In light of the fact that these assets have not yet been placed into service, we believe that the useful life should be reassessed at the time the asset is placed in service, rather than on an annual basis.  Based on your disclosure that the mechanical components of the reactors have relatively long lives, upwards of ten years, we would expect that the useful life would be no longer than approximately ten years from the date it is place in service.  Please revise your notes to the financial statements to disclose the useful life of the assets and the method of depreciation.

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Response:
In accordance with the comment, we will assess the useful life of the reactors at the time they are placed in service.  Our notes to financial statements will reflect this assessment and the method of depreciation used.

2.      We note from your response to our prior comment number 1, that the Company believes the intangible assets acquired on August 31, 2011 due to the inability to identify unique, specific commercialization potential with any degree of certainty, represent "in process research and development" which has alternative future uses.  Please explain in detail why you believe these intangible assets, which the Company considers "in process research and development" have alternative future uses.  As part of your response, please explain the alternative future uses which you believe these intangible assets can be used for and explain in detail your basis for your conclusions that these assets have alternative future uses.  Alternatively, please revise to reflect such costs as an expense in the Company's financial statements pursuant to the guidance in ASC 730-10-25-2.

Response:

The intangible assets acquired on August 31, 2011 include patents, patent applications, design and production secrets and know-how which could be applied to a wide variety of end products and uses.  While these assets can be generally described in reference to the manufacture of laboratory-grown diamond material using a chemical vapor deposition process, their utility to the company going forward may be widely divergent depending upon the demand that the company receives from potential customers.  The most immediate potential divergence is between production and sales for/to the commercial markets versus the gemstone markets.  A number of the assets are specifically used in production of material for one of those markets, not both.  This potentially significant divergence, combined with the fact that the Company is in the very early stage of developing firm end-markets, makes it currently impossible for the Company to define commercialization potential on an asset by asset basis with any reasonable degree of reliability.

Note that further support of this position comes from specific uses for these assets even within the broader commercial/gemstone dichotomy.  Gemstone color, size and shape will be driven by market demand and these attributes will determine the commercialization potential of various assets which contribute to the Company’s ability to deliver those attributes.  On the commercial side, hardness, thermal and electrical conductivity, optical refraction, size, and shape will vary widely with different end markets and these attributes will again drive the commercial potential of our various intangible assets.

Since the technologies acquired have multifaceted uses and were not acquired for a single project or product line, the acquired intangible assets were not “costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses” within the meaning of  ASC 730-10-25-2c. Accordingly, we believe that the money paid for the intangibles was properly capitalized and that those amounts should then amortized as deferred fees over their respective economic lives once the product lines become available for sale.

Item 4. Controls and Procedures, page 14

3.      We note from your response to our prior comment three that you cannot at this time confirm to us that there were no material weaknesses or that internal controls over financial reporting and disclosure controls and procedures were effective as of December 31, 2011.  However, in light of the restatements, we would expect that, absent an unusual situation, your conclusion on disclosure controls and procedures and internal controls over financial reporting would be an "ineffective" conclusion for the periods in which you are filing amended Form 10-Qs.  Please perform the procedures necessary to evaluate such controls and revise management's conclusion on disclosure controls and procedures in the amended Form 10-Q's as applicable.

Response:

In accordance with the comment, we will perform the procedures necessary to evaluate such controls and revise management's conclusion on disclosure controls and procedures in the amended Form 10-Q's as applicable.

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Other

4.      In light of the disclosures included in your Form 8-K furnished May 15, 2012, please file amended Forms 10-Q for the quarters ended September 30, 2011 and December 30, 2011 to reflect the appropriate accounting for the ADI asset purchase and any other changes deemed necessary.

Response:

In accordance with the comment, we will file amended Forms 10-Q for the quarters ended September 30, 2011 and December 30, 2011 to reflect the appropriate accounting for the ADI asset purchase and any other changes deemed necessary.

Form 8-K furnished June 8, 2012

5.      We note your disclosure that on June 5, 2012 you entered into an asset purchase agreement with Apollo Diamond Gemstone Corporation ("ADGC") for the purchase of substantially all of the assets of ADGC in exchange for $100,000 in cash and the opportunity for certain current and former ADGC stockholders to acquire up to approximately 1 million shares of common stock of the Company for $0.01 per share.  Please explain to us how you are accounting for this acquisition, including how you are valuing and accounting for the warrants issued.  Also, tell us how you will calculate or determine the amount allocated to each type of asset acquired, and tell us the useful life (if applicable) and depreciation method that will be used for each long-lived asset acquired.

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Response:

The Company intends to account for this acquisition as a purchase of assets.  Warrants or shares issued in connection with this acquisition will be valued at fair market value at the time of issuance and accounted for as paid in capital.

The determination of the amount allocated to each type of asset as well as the determination of useful lives and depreciation methods for the long-lived assets will be made in a manner consistent with the analysis used for the assets purchased from Apollo Diamond Inc.  We refer you to our response to item 2 above and to our responses in previous letters regarding accounting treatment for these assets.  It is the Company’s intention to make determinations on these issues as quickly as possible as it gains insight regarding commercialization potential of these assets.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (864) 751-4880.

Sincerely,

/s/ Charles G. Nichols
Charles G. Nichols
Chief Financial Officer

cc:           Joseph D. Lancia, Chief Executive Officer
Edward S. Adams, Chairman of the Board

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